# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vasta Platform Limited, CIK 0001792829
CUSIP: G9440A109
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: AVENIDA PAULISTA, 901, 6TH FLOOR, JARDIM PAULISTA, Sao Paulo, Brazil (D5), 01310-0100
Date of event which requires filing of this statement: 01/03/2025
Filed by CIK 0002051413
Persons authorized to receive notices and communications: Acacio Roboredo, Rua Clodomiro Amazonas 506 Ap 105, Sao Paulo, Brazil (D5), 04537001, 55 11 96038 5383

## Reporting persons
- Lagos Capital Corp (CIK 0002051413): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 8,040,098; shared voting power 0; sole dispositive power 8,040,098; shared dispositive power 0; aggregate amount beneficially owned 8,040,098 (51.1% of the class)
  Comment: Lagos Capital Corp is a Cayman Islands exempted company limited by shares.
  
  The percentage of class reported (51.1%) represents the quotient obtained by dividing (a) the number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) 15,735,635 Class A Common Shares of the Issuer outstanding as of September 30, 2024. This quotient does not take into account the Issuer's outstanding 64,436,093 Class B Common Shares, which are entitled to a ten to one voting power compared to the Issuer's Class A Common Shares.
- Luiz Alves Paes de Barros: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); source of funds: affiliate funds (AF); sole voting power 8,040,098; shared voting power 0; sole dispositive power 8,040,098; shared dispositive power 0; aggregate amount beneficially owned 8,040,098 (51.1% of the class)
  Comment: The percentage of class reported (51.1%) represents the quotient obtained by dividing (a) the number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) 15,735,635 Class A Common Shares of the Issuer outstanding as of September 30, 2024. This quotient does not take into account the Issuer's outstanding 64,436,093 Class B Common Shares, which are entitled to a ten to one voting power compared to the Issuer's Class A Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Name of issuer: Vasta Platform Limited
Address of issuer's principal executive offices: AVENIDA PAULISTA, 901, 6TH FLOOR, JARDIM PAULISTA, Sao Paulo, Brazil (D5), 01310-0100

## Item 2. Identity and Background
Name of person filing:
Lagos Capital Corp, which is the holder of 8,040,098 Class A Common Shares of the Issuer, is a privately-held Cayman Islands exempted company limited by shares, engaged in the business of investing, holding and managing securities. Prior to its incorporation on December 31, 2024, Lagos Capital Corp used to conduct its operations under the corporate name Lagos Capital Fund Ltd.

Mr. Luiz Alves Paes de Barros is the sole shareholder of Lagos Capital Corp.
Residence or business address:
Lagos Capital Corp has its business address at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Mr. Luiz Alves Paes de Barros has its business address at Rua Joaquim Floriano 413, 18th Floor, Itaim Bibi, Sao Paulo - 04534002, Brazil.
Present principal occupation or employment: Mr. Barros is the sole shareholder of Lagos Capital Corp. In addition, Mr. Luiz Alves Paes de Barros serves as the chairman of Alaska Asset Management and sits on the board of directors of several other Brazilian companies, including the Issuer's parent company, Cogna Educacao S.A. ("Cogna").
Criminal convictions in the last five years: None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Lagos Capital Corp is an exempted company limited by shares incorporated under the laws of the Cayman Islands. Mr. Luiz Alves Paes de Barros is a natural person holding Brazilian citizenship.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Cash on-hand held by Lagos Capital Corp. No borrowed funds were used to purchase the Issuer's shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition of the Issuer's shares was conducted in the ordinary course of business of Lagos Capital Corp, involving the pursuit of investment opportunities. The Reporting Persons expect to continue to monitor the market, the Issuer's share price and business prospects, and to potentially purchase shares of the Issuer in the future.

In addition, Mr. Luiz Alves Paes de Barros controls Alaska Asset Management, which owns approximately 18% of Cogna's share capital and has the right to appoint two directors to Cogna's board of directors (which currently consists of six directors). Mr. Luiz Alves Paes de Barros serves as one of Alaska Asset Management's appointees to Cogna's board of directors. Cogna is the sole holder of the Issuer's outstanding Class B Common Shares, which represent approximately 98% of the voting power of Issuer's issued share capital and approximately 80% of Issuer's total equity ownership.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of September 30, 2024, the Issuer had 15,735,635 outstanding Class A Common Shares, based on information provided in its report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 7, 2024. Based on the foregoing, as of the date hereof:

(a) Lagos Capital Corp was the direct beneficial owner of 8,040,098 of the Issuer's Class A Common Shares - Percentage: 51.1%; and

(b) Mr. Luiz Alves Paes de Barros, as the sole shareholder of Lagos Capital Corp, was the indirect beneficial owner of 8,040,098 of the Issuer's outstanding Class A Common Shares, - Percentage: 51.1%.
Number of shares as to which each person has sole or shared power to vote or dispose:
For each of Lagos Capital Corp and Mr. Luiz Alves Paes de Barros:
(a) Sole Voting Power: 8,040,098
(b) Shared Voting Power: --
(c) Sole Dispositive Power: 8,040,098
(d) Shared Dispositive Power: --
Transactions in the class effected during the past sixty days: Lagos Capital Corp bought Vasta Shares in the ordinary course of its business, in the quantities and prices described as follows: (a) on January 3 2025, 100 Class A Shares at $2.352 per share; (b) on January 2, 2025, 12,351 Class a Shares at $2.272 per share; (c) on December 31, 2024, 200,000 Class A Shares at $2.176 per share, 100,000 at $2.108 per share and 100,000 Class A Shares at 2.091 per share; (d) on December 30, 2024, 200,000 Class A Shares at $2.2 per share; (e) on December 23, 2024, 67,250 Class A Shares at $2.221 per share; (f) on December 20, 2024, 10,533 Class A Shares at $2.27 per share; (g) on December 19, 2024, 74,681 Class A Shares at $2.026 per share, 925,319 Class A Shares at $2.024 per share, 1,000,000 Class A Shares at $2.012 per share, 1,000,000 Class A Shares at $2.039 per share, and 402,206 Class A Shares at $2.063 per share; (h) on December 18, 2024, 137,582 Class A Shares at $1.894 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Lagos Capital Corp: /s/ Acacio Roboredo, Acacio Roboredo/Director (01/10/2025)
- Luiz Alves Paes de Barros: /s/ Luiz Alves Paes de Barros, Luiz Alves Paes de Barros (01/10/2025)